Global Self Storage, Inc.
11 Hanover Square, 12th Floor
New York, NY 10005

October 19, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Ms. Kristi Marrone
Staff Accountant, Office of Real Estate & Commodities

Re:	Global Self Storage, Inc.
Form 10-K for the year ended December 31, 2016
Filed March 31, 2017
File No. 001-12681

Dear Ms. Marrone:

We are submitting this letter in response to your letter dated October 10, 2017 regarding the above referenced filing by Global Self Storage, Inc. (the "Company"). For your convenience, we have set forth each of your (the "Staff") comments in bold type and each comment is then followed by the Company's response.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 13

1.
In future filings, please include a reconciliation of net operating income to the most comparable GAAP measure in accordance with Item 10(e)(1)(i) of Regulation S-K. This comment is also applicable to the extent NOI is disclosed in earnings releases filed as exhibits to Form 8-K.

The Company supplementally advises the Staff that it will include in future filings with the Securities and Exchange Commission (the "SEC") a reconciliation of net operating income to the most comparable GAAP measure in accordance with Item 10(e)(1)(i) of Regulation S-K.

Consolidated Statement of Comprehensive Loss, page F-7

2.
We note that you recorded a $1.1 million unrealized loss on investment securities available for sale for the period ended December 31, 2016. Please reconcile this to your disclosure on page F-20, which discloses that all of your available for sale investment securities are in a significant unrealized gain position.

In response to the Staff's comment, the Company is supplementally providing the Staff with the below table that reconciles the Company's recorded $1.1 million unrealized loss on investment securities available for sale for the period ended December 31, 2016 with the disclosure that appears on page F-20 of the Company's Form 10-K.

	Cost	Unrealized Gain (Loss)	Value
Investment securities available-for-sale January 18, 2016	$ 2,447,855	$ 1,812,340	$ 4,260,195

Proceeds from sales	$ (2,294,797)		$ (2,294,797)
Realized gains from sales	$ 602,428		$ 602,428
Change in unrealized gain (loss)	$ -	$ (1,093,876)	$ (1,093,876)

Investment securities available-for-sale, December 31, 2016	$ 755,487	$ 718,463	$ 1,473,950

Note 2. Summary of Significant Accounting Policies

Real Estate Assets, page F-17

3.
We note that your legacy real estate assets are carried at the appreciated value as of the effective date of your conversion to '34 Act reporting company. Please tell us and revise your disclosure in future filings to clarify whether these assets are being depreciated.

The Company supplementally advises the Staff that the real estate assets as of December 31, 2016 have been adjusted to reflect the appreciated fair value of the self storage facilities as of the date of the change in status from an investment company to an operating company. The appreciated fair value has been allocated to land, building, and fixtures and except for land, are being depreciated. The Company notes its depreciation method for its real estate assets in the last sentence of paragraph 3 and the Company supplementally advises the Staff that it will continue to include it in future filings.

Note 6. Acquisitions, page F-21

4.
It does not appear that you have filed audited income statements for any of the properties acquired in 2016. Please tell us how you determined that such financial statements were not required under Rule 8-06 of Regulation S-X.

In response to the Staff's comment, the Company supplementally acknowledges that financial statements under Rule 8-06 of Regulation S-X are required for the following properties that it acquired in 2016: (1) a property located in Lima, Ohio (the "Lima Property") on August 29, 2016, (2) a property located in Fishers, Indiana (the "Fishers Property") on September 26, 2016, and (3) two properties from Tuxis Corporation, an affiliate of the Company, (the "Tuxis Properties") on December 30, 2016.  On October 19, 2017, the Company filed amendments to the Current Reports on Form 8-K that the Company previously filed with the SEC relating to the Fishers Property and the Tuxis Properties in order to include the required Rule 8-06 financials.  The Company is in the process of requesting relief from the Staff on the requirement to provide 8-06 financials for the Lima Property.

* * * * *

If you have any further questions, please feel free to contact me at (212) 785-0900.

Sincerely,

/s/ Thomas O'Malley

Thomas O'Malley
Chief Financial Officer